October 24, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 205497010

Attention: Jason Langford, Staff Attorney

Re: Venezuelan National Petroleum Company

Application for Qualification of Indenture on Form T-3

Filed September 16, 2016, as amended September 27, 2016

Filed No. 22-29027

Dear Mr. Langford:

Pursuant to the Securities and Exchange Commission (the “Commission”) correspondence received on September 29, 2016 regarding the matter in caption and pursuant to Section 307(c) of the Trust Indenture Act of 1939, Petroleos de Venezuela, S.A. (the “Company”) hereby requests that the effective date of the Company’s application for qualification of Indenture on Form T-3, filed September 16, 2016, as amended September 27, 2016, file No. 22-29027 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 3:00 p.m., Eastern Time on October 25, 2016 or as soon as thereafter as is practicable.

In connection with this request, the Company acknowledges to the Commission that:

•	should the Commission or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Oscar Stephens at 212-918-3004 of Hogan Lovells US LLP with any questions you may have concerning this request. In addition, please notify Mr. Stephens when this request for acceleration has been granted.

Yours faithfully,

By:	/s/ Renny Bolivar
PETROLEOS DE VENEZUELA, S.A.
Name: Renny Bolivar
Title: Financial Planning Executive